SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 14, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ Nº 01.832.635/0001-18
NIRE 35.300.150.007

MINUTES OF BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 30, 2009

Date, time and place: April 30, 2009, at 3 PM, at the Company headquarters, at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo; Quorum: All members of the Board of Directors were present. Meeting panel: Maria Cláudia Oliveira Amaro – Chairwoman and e Flávia Turci – Secretary. Agenda: Resolve on the election of new members of the Company executive board. Resolutions: The matter was discussed and put to vote. It was decided by unanimous vote to carry out the election of the new members of the Company executive board. The votes were counted and the following were elected: Mr. DAVID BARIONI NETO, also known as David Barion Neto, Brazilian citizen, married, aeronautical officer, enrolled with CPF/MF under no. 012.237.358-85 and bearer of identity card RG no. 3.818.902-1 SSP/SP, for the position of chief Executive Officer, Mr. LÍBANO MIRANDA BARROSO, Brazilian citizen, married, economist, bearer of identity card RG no. M-2063971 SSP/MG and enrolled with CPF/MF under no. 421.016.386-49, for the position of Chief Financial Officer and who, according to the by-laws, also holds the position of Chief Investor Relations Officer, and Messrs. FERNANDO SPORLEDER JÚNIOR, Brazilian citizen, single, aeronautical officer, enrolled with CPF/MF under no. 397.531.070-72 and bearer of identity card RG no. 10.109.606-62 SSP/RS, and PAULO CEZAR BASTOS CASTELLO BRANCO, Brazilian citizen, married, business administrator, bearer of identity card RG no. 36.275.390-8 SSP/SP and enrolled with CPF/MF under no. 468.873.857-91, all of the above with commercial address at Av. Jurandir, 856, lote 4, Jardim Ceci, São Paulo – SP, for the positions of Officers.  The new officers represent that they have not been charged with any crime that would prevent them to carry out business activities and that  they are eligible to carry out such activities under the law. The elected officers shall take office upon signing (i) the related Office Statement on the respective book, and (ii) the Management Consent Statement, as required by the Regulation of Differentiated Practices of Corporate Governance – Level 2 of the São Paulo Stock Exchange – BOVESPA. The elected officers will serve in their positions until April 30, 2012. Closing: As no other subject matter was part of the agenda, the session was closed and the present minutes were drawn in summary form, read and signed by all present. São Paulo, April 30, 2009. (s/) – Maria Cláudia Oliveira Amaro – Chairwoman and Flávia Turci – Secretary. Members of the Board: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Adalberto de Moraes Schettert, Luiz Antonio Corrêa Nunes Viana Oliveira, Pedro Pullen Parente, Waldemar Verdi Júnior, and Alexandre Gonçalves Silva. Conformed copy of the minutes drawn on the appropriate book.

_______________________________ Flávia Turci Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.